Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 19, 2012

IPath® CBOE S&P 500 BuyWrite Index ETNSM

Note Description

The iPath® CBOE S&P 500 BuyWrite IndexSM ETN is designed to provide investors with exposure to the CBOE S&P 500 BuyWrite IndexSM.

Index Description

The CBOE S&P 500 BuyWrite IndexSM is designed to measure the total rate of return of a hypothetical “buy-write”, or “covered call”, strategy on the S&P 500® Index. This strategy consists of a hypothetical portfolio consisting of a “long” position indexed to the S&P 500® Index and the sale of a succession of one-month, at-the-money S&P 500® Index call options that are listed on the Chicago Board Options Exchange.

Note Details

Ticker BWV

Intraday Indicative Value Ticker BWV.IV

CUSIP 06739F135

ISIN GB00B1WL1590

Primary exchange NYSE Arca

Yearly fee1 0.75%

Inception date 5/22/2007

Maturity date 5/28/2037

Issuer Barclays Bank PLC

Callable ETN No

Index Details

Index name CBOE S&P 500 BuyWrite IndexSM

Composition S&P 500 Index equities and option contracts

Bloomberg Index ticker BXM

Inception date 4/1/2002

Base value and date 100 as of 06/30/1986

Index sponsor CBOE-S&P 500

Cumulative Index Return2

12%

0%

-12%

-24%

-36%

-48%

May 07 May 08 May 09 May 10 May 11

CBOE S&P 500 BuyWrite IndexSM

Source: CBOE (based on daily returns 05/07-12/11 since Note inception date.)

2 Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

1 The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

BWV

Annualized Performance, Standard Deviation And Correlation History

	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	10-Year Return % Annualized	Standard Deviation % Annualized[3]	Index Correlations[4]
CBOE S&P 500 BuyWrite Index℠	3.22	5.72	12.11	1.39	n/a	14.62	1.00
S&P 500 Index	-3.69	2.11	14.11	-0.25	2.92	18.88	0.90
MSCI EAFE Index	-16.31	-12.14	7.65	-4.72	4.67	22.64	0.82
MSCI Emerging Markets Index℠	-19.13	-18.42	20.07	2.40	13.86	29.09	0.78
Barclays Capital U.S. Aggregate Bond Index	4.98	7.84	6.77	6.50	5.78	3.60	0.11
Dow Jones-UBS Commodity Index Total Return℠	-11.03	-13.32	6.39	-2.07	6.63	21.62	0.53

Source: BlackRock, CBOE, S&P, MSCI, Barclays Capital and Dow Jones-UBS, as of 12/31/2011.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathETN.com.

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 12/06 – 12/11, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays Capital

[4] Correlations based on monthly returns for 12/06 – 12/11. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays Capital

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Covered Call Strategy Risk: Trading in stocks and options that compose the covered S&P 500 Index portfolio is speculative and returns can be extremely volatile. Market prices of index components of the covered S&P 500 Index portfolio may fluctuate rapidly based on numerous factors, which may affect the value of the underlying index and the value of your ETNs in varying ways, and different factors may cause prices of the components of the covered S&P 500 Index portfolio, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates. A covered call strategy also limits participation in the appreciation of the underlying asset, in this case, the S&P 500 Index. Consequently, the index to which your ETNs are linked will not participate fully in the appreciation of the S&P 500 Index as would an investment linked directly to the S&P 500 Index or a direct investment in the stocks underlying the S&P 500 Index. While the strike price of the call options on the S&P 500 Index will operate to limit the underlying index's participation in any increase in the value of the S&P 500 Index, the index's exposure to any decline in the value of the S&P 500 Index will not be limited.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

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BWV

Benefits Risks

May provide portfolio diversification and completion* No principal protection

Ability to execute tactical views Credit risk of the issuer

Interest Rate Management Concentration of index exposure

Hedging Tool Minimum redemption value directly with issuer

Exchange listed Market risk

Daily redemption capabilities directly to issuer Yearly fee and applicable costs

No tracking error to their specified underlying index**

* Diversification does not protect against market risk.

** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price.

Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Standard & Poor s® , S&P® , S&P 500® , Standard & Poor s 500TM and 500 are trademarks of Standard & Poor s Financial Services LLC ( S&P ), and

BuyWrite and CBOE are trademarks of the Chicago Board Options Exchange, Incorporated ( CBOE ). These marks have been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE and neither S&P nor CBOE make any representation regarding the advisability of investing in the ETNs.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0533-0212

Not FDIC Insured —No Bank Guarantee—May Lose Value 1-877-764-7284 www.ipathetn.com Page 3 of 3

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